FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number
000-30503

AvStar Aviation Group, Inc.
(Exact name of registrant as specified in its charter)
3600 South Gessner Rd., Suite 210, Houston, Texas 77063.  Tel:
(954) 359-8266
(Address, including zip code, and telephone number, including area code, of registrant?s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) __x_
Rule 12g-4(a)(2) __x_
Rule 12h-3(b)(1)(i)__x__
Rule 12h-3(b)(1)(ii)_x___
Rule 15d-6 _x___
Approximate number of holders of record as of the certification or notice date: 398
   Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: January 21, 2014   By: /s/ Andre? L. Ligon, Attorney at Law
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.